UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2021

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

MATERIAL FACT

February 17, 2021

COMPANHIA SIDERÚRGICA NACIONAL (the “Company”) informs its shareholders and the market in general that, in furtherance of the material facts published on August 25, 2020, October 19, 2020, the Company’s subsidiary, CSN Mineração S.A. (“CMIN”), has priced an initial public offering of its common shares, comprising (i) 161,189,078 common shares to be issued by CMIN and (ii) 372,749,743 common shares to be sold by selling shareholders (327,593,584 by the Company, 37,591,014 by Japão Brasil Minério de Ferro Participações Ltda. and 7,565,145 by POSCO), at a price per common share of R$8.50, which was set by the Company’s board of directors and CMIN’s board of directors following the conclusion of the bookbuilding process.

The gross proceeds for (i) CMIN from the primary offering are R$1,370,107,163.00; and (ii) the Company from the secondary offering are R$2,784,545,464.00, in both cases without deduction of the respective fees and estimated expenses of the offering.

CMIN’s common shares will begin trading on Nivel 2 segment the B3 S.A. – Brasil, Bolsa, Balcão on February 18, 2021 and the settlement of the offering is expected to occur on February 19, 2021.

The offering has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any other U.S. federal and state securities laws, and the common shares may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless pursuant to a registration statement or in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 17, 2021	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer